January 22, 2013

RE: Cash offer for your Cole II investment.

Dear Fellow Shareholder,

You may have recently read that Cole II’s share repurchase program has been cancelled, but you can still sell your shares if you wish.  CMG will pay you $6.00 per Share. You can reinvest your proceeds how you choose, of course. Please take notice: the offer expires on March 5, 2013, and we are only accepting 1,000,000 shares, so it may be advisable to send in the form promptly if you want to sell.

Cole II has cancelled its share redemption program in anticipation of announcing a liquidity event, but the just-announced merger is subject to approval by both Cole II shareholders and the shareholders of Spirit Realty Capital, and subject to other closing conditions.  Further, the merger is not expected to close until the 3rd Quarter, so if you want or need your cash sooner, or if you don’t want to take the risk that the merger isn’t approved or that SRC’s stock price drops precipitously.  This offer provides you with the ability to cash out. You may also be able to sell your shares now in auctions, possibly at higher prices.  However, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price. Moreover, transactions through CMG are normally completed in roughly 3 weeks following the expiration of the Offer.  If you sell to us, you can lock in your price and get your cash promptly.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from Cole II’s transfer agent.  Please also include a recent account statement for your Cole Shares, as this tends to help expedite the transfer and settlement of your Shares.  There are no financing contingencies with this offer. Please carefully read the Offer at our website (www.cmginvestments.com/coleII.pdf), at the SEC’s EDGAR website, and for free by calling the number below, and the Agreement of Assignment and Transfer. If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out and mail in the Agreement of Assignment and Transfer by March 5, 2013 if you wish to take advantage of this offer.

There is limited trading of Cole II in the auction market.  Two independent publications, the Stanger Report and Direct Investment Spectrum, reported sales of Shares on secondary markets at $7.50-$7.88 during the Winter 2013 and sales of Shares on secondary markets at $8.19 per Share in Sept./Oct. 2012, respectively.  However, auction trades can be burdensome and typically involve substantial fees and commissions. Cole II’s share repurchase program had last been repurchasing shares at $9.35 per share—which exceeds our offer price.  However, as noted, this program has been cancelled.  The REIT has announced plans to merge with Spirit Realty Capital, Inc. (NYSE:SRC).  The REIT expects the merger to close in the third quarter of this year.  As of January 18, 2013, the merger would result in a value per REIT Share equal to $9.36 based upon the closing price of SRC of $17.82.  (See 8-K filed by the REIT on January 22, 2013).  While the merger would likely result in Shareholders receiving more than selling Shares under our Offer (the trading price of SRC would have to drop below approximately $11.40 per share for the Offer to provide more cash), shareholders would receive proceeds from this Offer sooner than the proceeds received from selling the Shares received in a merger.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  You will receive your check promptly following our receipt of written confirmation from the Company’s transfer agent that the transfer has occurred.  Giving us a copy of your account statement from Cole helps us to settle the transaction promptly.

The Purchasers are not affiliated with Cole II or its management, and are seeking to acquire Shares for investment purposes only. The Purchasers have no current plans, but may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 1,000,000 Shares, or 0.48% of the total shares outstanding, and will expire at 5:00 P.M. PST on March 5, 2013.

Shortly, you should receive a letter from Cole II regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from Cole II or on the SEC’s EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including the following:

•           Our offer price was determined by applying a 36% discount to our own estimated appraised value, although we are not qualified real estate appraisers.  Whether or not our estimate is correct, we believe that the company’s shares are worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares’ potential value if the merger is completed.

•           Any and all dividends paid or payable to you, or securities derived from the Shares, on or after March 5, 2013, will belong to CMG. As a matter of convenience, to the extent you receive and retain cash dividends after that date, the same amount would be deducted from your sale proceeds.